September 6, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST CLARIFIES EAST CROSSFIELD GAS PLANT INCIDENT

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– At approximately 11:25 PM on September 5th crews working to isolate a processing unit at the East Crossfield gas plant, as part of a scheduled maintenance shutdown, ignited a small quantity of low pressure sour natural gas.  No one at the site sustained major injuries and no damage to the facility occurred.

On–site water was immediately used to control the fire with assistance provide by the Crossfield Fire Department until nitrogen could be used to flush the line.  Assistance was also rendered by the Rockyview Fire Department and Calgary Hazmat, as well Alberta Environment, and the Energy & Utilities Board. (EUB)  The fire burned for approximately 15 minutes.

The use of nitrogen to flush the line created a sulphur vapour and as a precaution the RCMP closed an adjacent section of Highway 2A.  The closest resident to the site was notified, however subsequent monitoring indicated that an evacuation was not required.  The sulphur vapour dissipated by 1:30 AM and isolation of the unit was completed by 2:00 AM.

This incident will have no impact upon production volumes, as the East Crossfield plant was already offline for scheduled maintenance.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For media and investor inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com